

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

September 10, 2009

Philip Yee
Chief Financial Officer
1077 Business Center Circle
Newbury Park, CA 91320

> **RE:** **Electronic Sensor Technology, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 000-51859**

Dear Mr. Yee:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief